Exhibit 99.1

For Immediate Release

TFI INTERNATIONAL ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

Montreal, Quebec, October 9, 2020 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the NCIB, as renewed, TFI International may purchase for cancellation a maximum of 7,000,000 common shares, representing 7.92% of the 88,331,725 shares forming TFI International’s public float. The shares may be purchased through the facilities of the TSX and on alternative trading systems in Canada over the twelve-month period from October 14, 2020 to October 13, 2021. As of September 30, 2020, TFI International had 93,362,475 common shares issued and outstanding.

Under its previous NCIB, which entered into effect on October 2, 2019 and expired on October 1, 2020, TFI International was authorized to purchase up to 7,000,000 shares. As of October 1, 2020, TFI International had repurchased 2,221,255 common shares at a volume weighted average purchase price of CAD $36.44 per share, through the facilities of the TSX and on alternative trading systems in Canada. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX.

During the most recently-completed six months, the average daily trading volume for the common shares of TFI International on the TSX was 344,565 shares. Consequently, under the policies of the TSX, TFI International will have the right to repurchase during any one trading day a maximum of 86,141 shares, representing 25% of the average daily trading volume. In addition, TFI International may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of shares not directly or indirectly owned by insiders of TFI International, in accordance with the policies of the TSX.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

To the knowledge of TFI International, no director or senior officer, including the CEO, and no person acting jointly or in concert with TFI International currently intends to sell shares during the renewed NCIB. However, sales by such persons through the facilities of the TSX may occur if any such person makes a decision unrelated to the NCIB. The benefits to any such person whose shares are purchased would be the same as the benefits available to all other shareholders whose shares are purchased under the NCIB.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec).

ABOUT TFI INTERNATIONAL
TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements within the meaning of applicable Canadian securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and the Private Securities Litigation Reform Act of 1995, as amended. Such statements may be identified by their use of terms or phrases such as “expects”, “estimates”, “projects”, “believes”, “anticipates”, “plans”, “intends”, “will”, “look forward to” and similar terms and phrases. Forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, which could cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Such risks and uncertainties include, without limitation, those disclosed in our filings with Canadian regulatory authorities and the United States Securities and Exchange Commission. TFI International disclaims any obligation to update or revise any forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking information.

For further information:
Alain Bédard Chairman,
President and CEO
TFI International Inc.
(647) 729-4079
abedard@tfiintl.com